FORM 4

             U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ]  Check if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.  See Instructions 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*

          Kubo            Anne            M.
         (Last)          (First)       (Middle)

        6106 Lillian Lane
         (Street)

        Traverse City      Michigan     49684
         (City)            (State)      (Zip)

2.  Issuer Name and Ticker or Trading Symbol

          Versus Technology, Inc. (VSTI)

3.  IRS Identification Number of Reporting Person, if an entity (Voluntary)

          Not furnished

4.  Statement for Month/Day/Year

         September 13, 2002

5.  If Amendment, Date of Original (Month/Day/Year)



6.  Relationship of Reporting Person to Issuer
    (Check all applicable)

     [ ] Director                    [ ] 10% Owner

     [X] Officer (give title below)  [ ] Other (Specify below)

         Corporate Secretary
     ____________________________________________________

7.  Individual or Joint/Group Filing
    (Check applicable line)

     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction
5(b)(v)



     Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned



                                                                                        5. Amount
                                                         3. Trans-  4. Securities       of Securi-
                                                         action     Acquired (A) or     ties Bene-  6. Owner-
                                                         Code       Disposed of (D)     ficially    ship Form:  7. Nature of
                                                         (Instr. 8) (Instr. 3, 4 & 5)   Following   Direct(D)   Indirect
                      2. Trans-      2A Deemed          _________  ___________________  Reported    or Indirect Beneficial
1. Title of           Transaction    Execution Date                      (A) or         Transaction (I)         Ownership
Security                 Date        if any              Code  V   Amount  (D)   Price  (Inst. 3&4) (Instr. 4)  (Instr. 4)
(Instr. 3)            (Mo./Day/Yr.)  (Mo./Day/Yr.)
_________________     ___________    ______________      ____ ___  ______ _____  _____  ________   ___________  _________



Common Stock                                                                             5,000         D













Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.



              Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                      (e.g., puts, calls, warrants, options, convertible securities)
                                                                                               9.
                                                                                               Number
                                               5. Number                7. Title               of
                                               of Deriv-   6. Date      and Amount             Deriv-  10. Own-
                                               ative Sec-  Exercisable  of Under-              ative   ership
                                               urities     & Expiration lying Sec-             Secur-  Form of    11.
                                               Acquired    Date         urities (In-           ities   Deriva-    Nature
                                    4. Trans-  (A) or      (Mo./Day/Yr.)str. 3 & 4)   8.       Benefi- tive Sec-  of In-
              2. Conver-            action     Disposed   _____________ _____________ Price    cially  urity:     direct
              sion or    3. Trans-  Code       of (D)                          Amount of       Owned   Direct(D)  Bene-
1. Title of   Exercise   action     (Instr. 8) (Instr. 3,                      or     Deriv- Following or In-     ficial
Derivative    Price of   Date                  4 and 5)   Date    Expir-       Number ative   Reported direct(I)  Owner-
Security      Derivative (Month/    ____________________  Exer-   ation        of     Security Trans.  (Instr. )  ship
(Instr. 3)    Security   Day/Yr.)   Code  V    (A)   (D)  cisable Date  Title  Shares (Instr.  (Instr.  4)       (Instr.
              *                                                                        5)        4)               4)
____________  _________  ________   ____  _  ______ ____  _______ _____ _____  ______ ________ _______ _________ _______

Options         $0.117                                    (1)    11/15/09  CS   5,000            5,000      D

Options         $0.325                                    (1)     9/08/11  CS  10,000           10,000      D

Options         $0.106                                    6/18/03 6/18/12  CS  41,668  (2)      41,688      D


Explanation of Responses:
(1) Options issued to reporting person pursuant to the 1999 Stock Option Plan; 20% of options become exercisable on the first anniversary of the option grant (i.e., nine years before the option expiration date) and 20% on each of the next four anniversaries thereof.
(2) Options issued to reporting person pursuant to the 1999 Stock Option Plan.
* No Deemed Execution Date 2A.

                           ANNE M. KUBO                  September 20, 2002
                          __________________________    ______________________
                           Anne M. Kubo
                           **Signature of Reporting           Date
                           Person
**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations.  See 18 U.S.C. 1001 and
  15 U.S.C. 78ff(a).